Ms. Melissa Rocha

Office Chief

Office of Finance

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 24, 2020

Re:	CERES Coin LLC

Amendment No. 2 to Offering Statement on Form 1-A Filed on July 1, 2020

File No. 024-11256

Dear Ms. Rocha:

Thank you for your comments of July 30, 2020 regarding the Offering Statement of CERES Coin LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 2 to Form 1-A filed July 1, 2020

Article IX Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Operating Results, page 100

1.	We note your disclosure on page 101, and similar disclosure on pages 102 and F-1G, that the company has incurred approximately $250,000 of expenses since the date of inception, the majority of which remains unpaid as of the date of this Offering Circular. These disclosures appear inconsistent with your balance sheet on page F-1C which indicates that the Company’s only liability as of December 31, 2019 relates to Private Investment Agreements. Please tell us why there is no liability set up for these incurred but unpaid expenses and revise your disclosures as necessary.

The Company has amended the disclosure in the body of the Offering Circular to remove references to expenses not on the balance sheet.

2.	We note your disclosure on page 101 that all proceeds received from the sale of the PIAs to date have been reserved by the Company for repayment of the CMS Loan / CMS Note in connection with the development of the Framework and related coin technology. Please revise your disclosure to clarify, if true, that there are currently no proceeds from the sale of the PIAs that are reserved given the fact that all such proceeds have been used to repay CM Solutions LLC and CoolMellon LLC for the Company’s operating expenses incurred through December 31, 2019.

The Company has amended its disclosure to make clear that proceeds from the sale of PIAs have been used for repayment of the CMS Loan and CMS Note and that there are currently no proceeds reserved for such purpose.

3.	We further note your disclosure on page 101 that to date your expenses relate primarily to the initial development of the Framework (and the related Coin technology) and professional fees incurred in connection with this Offering (and the PIA offering). Please revise to expand your disclosures to discuss and analyze the reasons for the changes in each of the individual operating expenses and their respective components, including those related to the development of the Framework, during each of the periods presented.

The Company has amended its disclosure to discuss the expenses incurred for the development of the Framework during comparative periods and the reasons for change in each such expense.

Article XIV Securities Being Offered, page 114

4.	We note your disclosure on pages 19 and 23 that the Tokens will represent equity interests of the Company and the Coins will represent a debt obligation of the Company. Please clarify for us whether this is how you plan to account for and present these instruments in your financial statements. In your response, please provide us with a comprehensive analysis detailing your proposed accounting for both the Tokens and the Coins and the basis for your conclusions under US GAAP with references to the authoritative guidance you relied upon. Your response should include, but not be limited to, a discussion of how the following factored into your analysis:
•	The distribution and liquidation rights of the Tokens and Coins;
•	The call and put options of the Coins;
•	The fact that the Token holders, as a group, will be entitled to participate in a portion of the net interest revenue actually received by the Company from all loans and also receive a portion of principal amount of the loans upon liquidation of the loan business. In this regard, your analysis should include a discussion of whether these factors indicate that the value of these payments, and thus the value of the Tokens, are derived from and collateralized (or “backed”) by a specific pool of underlying assets; and
•	Other material terms of the Tokens and Coins as described on pages 114 through 138.

Your response should include a discussion of the authoritative literature you directly relied upon, as well as any literature that indirectly informed your conclusions. Additionally, please include a discussion of any alternative accounting options you considered, the relevant guidance and the reasons why you ultimately rejected those alternatives.

2

The Company has evaluated how it will account for and present the Coins and Tokens in its financial statements. Its analysis is presented below:

We will begin by noting that neither the Coins nor the Tokens strictly fit 100% of the definition, under GAAP, of an equity or a debt instrument, but we will discuss the structure of the cash flows associated with both for the purposes of illustrating both our anticipated accounting for Coins and Tokens as well as look through the GAAP lens to determine whether GAAP would prescribe treatment as debt or equity.

Coins

The accounting treatment for the Coins appears to be the most straight forward. Coins are redeemable, at the Coin owners’ option, for cash on demand, at par value. The mechanism for this redemption is the put option granted to the Coin owner. The put option is very broad and carries almost no restrictions, therefore it grants the owner the nearly absolute right to require the Coins to be redeemed by Ceres. This immediately indicates that treatment of the Coins as a liability is appropriate. This would meet the definition of a Mandatorily Redeemable Financial Instrument under FASB ASC 480-10-20.

“Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.”

In this case, Ceres has an unconditional obligation to redeem the Coins at a determinable date – the date the owner of the Coins wishes to redeem.

ASC 480-10-25-4 goes on to prescribe the treatment of such an instrument under GAAP as a liability:

“A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity”

The call option that Ceres has to call back the Coins is only exercisable if the entire allowed Coin subscription is filled. Even should Ceres fulfill this requirement and call back the Coins, liability treatment is still appropriate as the Coins are to be repurchased at par value.

Finally, as provided in the Coin Rights Agreement (in particular Section 5 thereof), for the remainder of the first calendar year the Coins are offered for sale and for each of the immediately following two full calendar years (each such calendar year, a “Coin Distribution Year”), those persons who purchased Coins from the Company in any such Coin Distribution Year will, as a group, be entitled to share in the total “Distributable Transaction Fees” (as defined in Article XIV Paragraph 3(E) of the Offering Circular), if any, actually received by the Company during such Coin Distribution Year. Any amounts payable to the holders of the Coins pursuant to the foregoing will be:

•	calculated by the Company annually (in accordance with sound accounting principles, consistently applied) as of the end of each Coin Distribution Year (each such date, respectively, a “Coin Distribution Record Date”) for the immediately preceding Coin Distribution Year; and
•	distributed, within 30 days after the respective Coin Distribution Record Date, by the Company to and among the respective Coin holders pari-passu and pro-rata (based on the total number of Coins purchased during the subject Coin Distribution Year).

3

The Company intends to account for the Distributable Transaction Fees owed to the Coin holders as either an expense or a contra-revenue account, which it feels is appropriate given the remaining net revenues belong to the Company and Token holders and will be considered revenue. Thus, the Distributable Transaction Fees paid is a cost of revenue – either expense or contra-revenue.

With respect to liquidation rights, the company is required to buy back all outstanding coins at par. Beyond this, Coin owners are not entitled to any proceeds from a liquidation of the Company. If they were, this would be a characteristic of an equity security.

Tokens

The GAAP-prescribed treatment of the Tokens is admittedly less clear, but the Company does have a plan to apply a framework and have a system for accounting for these instruments.

The Tokens do not carry with them a put option like the Coins do. In addition, the liquidation rights of the Token holders are limited, as provided in the Token Rights Agreement and described in Article XIV Paragraph 2(H) of the Offering Circular:

“In the event of a Liquidation of the Blockchain Business and/or the Loan Business which occurs after the first sale of a Token, the then holders of the Tokens, as a group, will be entitled to receive a certain portion of the net proceeds received by the Company in connection with the same”

This strongly indicates that accounting for the proceeds from issuances/sales of Tokens should not be accounted for as a liability. The Token owner cannot liquidate his/her investment or force the Company to redeem. Additionally, only when certain conditions are met – net interest income is earned – are any cash flows back to the Token holders triggered. Were the Company to sell the Tokens and do nothing with the money, no interest income would be earned and thus no obligation to the Token holder created. We will discuss the splitting of the net interest income shortly.

The ASC comments on obligations being a sufficient condition for considering something a liability in ASC 480-10-05:

“Section 480-10-25 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer”

Since the initial sale of the Token creates no obligation by the Company whatsoever, this appears to be the last piece of evidence needed to conclude that liability treatment is not appropriate for sale of Tokens. Having ruled out liability treatment, we have two options left for accounting for the proceeds on Token sales. One is equity; the other is revenue. We first examine whether the Tokens fit the GAAP definition of equity.

4

FASB ASC 321-10-20 defines an equity security thusly:

“Any security representing an ownership interest in an entity (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, forward purchase contracts, and call options) or dispose of (for example, put options and forward sale contracts) an ownership interest in an entity at fixed or determinable prices.”

The Tokens satisfy no part of this definition. Were this a true ownership position, we would expect the Token holder to have voting rights that have broad powers to shape the strategic course of the Company – much like shareholders electing a Board of Directors at a publicly-traded company can greatly affect the Company’s future. However, Token holders only have limited voting rights. They are only able to vote on a specific action: if the Company wishes to liquidate a loan or loans for 95% or less than book value. As described in the offering summary under Article II Section 2 of the Offering Circular, the Token holders voting rights thusly:

While the Tokens will represent equity interests of the Company, the Token holders will only have the right to vote on Major Loan Actions and to approve/disapprove certain amendments to the Token Rights Agreement (as described herein). Except for the foregoing, a Token holder will not be entitled to any vote (or any other say) on any matter regarding the Company or its Business.

Since this power is very limited to this very specific situation and does not carry with it the ability to broadly affect the enterprise, these voting rights cannot be considered broad or powerful enough to liken them to the typical voting powers enjoyed by a common stockholder.

Another related aspect of this analysis is that the Token holders’ economic participation is only in the loan business and the transaction fee business. While those are the only two business lines currently contemplated, should the Company expand into new business lines in the future, the Token holders would not participate in those profits. This is another key factor that leads us to believe that the Tokens are not equity. Under a more traditional capital structure with “plain-vanilla” equity, equity holders would enjoy shares of the profit of the enterprise regardless of which business line generated them.

The Company has reserved the exact method of distribution in the event of liquidations of the blockchain and the loan business as noted above, so it is possible that the liquidation waterfall would not follow a typical equity structure. Moreover, and as we previously noted, should the business expand and add new products or business lines, the Token holders would still only share in the proceeds from the blockchain and the loan business. They would not share in any proceeds allocable to sales of other business units, which creates a disconnect between their rights and economic exposures and that of both typically equity holders in a for-profit entity but also the actual equity owners of Ceres Coin, LLC.

5

Referring back to ASC 321-10-20, the Token also does not carry with it any rights to acquire or dispose of any ownership interests in the entity at fixed or determinable prices. This last technical definition, combined with the preceding analysis on the risk exposures, voting rights and economic participation in the various current and future business units, solidify our opinion that accounting for the Tokens as equity is not appropriate.

The only alternative option is to allocate sales of Tokens to revenue. This appears to be the most appropriate option given the lack of obligation created as well as the fact that Token holders do not have any residual interest in the entity’s profitability. This would address the initial sale of the Tokens.

We will now describe how we will account for the ongoing operations and the obligations they create to the Token holders. Like the Coins, the cash flows owed to the Token holders, as their share of the net interest income and their share of the transaction fees, will be accounted for as the obligations are created as contra-revenue. Since the non-allocated portion belongs to the Company as revenue, the portion owed to the Token holders is appropriately considered a cost of revenue, and therefore revenue/expense treatment is most appropriate. It is important to emphasize that what triggers cash flow to the Token holders is not their initial investment, but it is the Company beginning to earn interest income on the loans it makes as well as earning transaction fees through the blockchain business. Then and only then is an obligation created.

The Company feels that contra-revenue treatment is most appropriate (compared with treatment as an expense) because in essence the Company has sold a portion of its revenue stream (less operating expense deductions) to investors – the Token holders. As such, reporting that revenue as belonging to the Company does not appear appropriate. Reporting revenues net, rather than gross, in this manner is also widely considered to be the more conservative accounting choice.

The allowable operating expenses, which the Company is permitted to deduct before allocating the net to the Token holders, will be capitalized on the balance sheet and periodically offset, or “closed out” to the distributions made to the Token holders. Section 1(s) of the Token Rights Agreements provides the allowable expenses as follows:

i.	all costs and expenses related to the growth, operation and maintenance of the subject Business (including all research, development, marketing, maintenance and monitoring costs);

ii.	all salaries, benefits, and other amounts payable to employees and/or consultants (if any) retained by the Company from time to time;

iii.	all costs and expenses related to SEC reporting and related requirements in connection with the offering and sale of the Coins and/or Tokens;

iv.	all amounts owed in connection with indebtedness incurred by (or otherwise on behalf of) the Company (including all principal and interest expenses);

v.	all taxes and insurance expenses (provided the same will be calculated on an annualized basis based off the most recently received);

vi.	all related legal, accounting, and other professional fees.

6

With respect to the Token holders’ participation in the net interest income, since the cash flows derived are the product of the loan portfolio, it would appear appropriate to conclude this resembles a collateralized loan investment on the part of the Token holders. Those (expected) cash flows on the loan portfolio could indeed inform an estimate of the Tokens value. This is the essence of the value the Token holders had in mind when they purchased Tokens – they were essentially purchasing a stream of cash flows. This would further suggest treatment as debt on the Company’s balance sheet – it’s a relationship that resembles a debt servicing company that keeps a portion of the net interest for itself as compensation. The Company will develop a plan to, as it begins to earn interest income, to accrue the portion due back to the Token holders as contra-revenue. Likewise, the portion of the transaction fees owed to the Token holders will also be accrued as contra-revenue.

FASB ASC 325-40-20 can also be cited to support the conclusion that the Tokens, despite the collateralization, would be a debt security: Any security representing a creditor relationship with an entity. The term debt security also includes all of the following:

•	All securitized debt instruments, such as collateralized mortgage obligations and real estate mortgage investment conduits

•	Interest-only and principal-only strips

The above definition clearly resembles the structure of the Tokens cash flows most closely, and we have now seen that FASB ASC 325 would guide us towards debt security treatment.

Article XV Financial Statements

Balance Sheets, page F-1

5.	Please revise the 2019 column of your Balance Sheet to address the following:
•	Include an amount for total assets; and
•	Ensure that the total Member's Deficit as of December 31, 2019 ($223,007) agrees to what is presented in your Statement of Changes in Equity ($229,950).

The Company has amended these figures in its financial statements; the inaccurate information was the result of an EDGARization error.

Statement of Operations, page F-1

6.	We note on page F-1D your reference to Note 7 to the financial statements as it relates to the write down of I/C receivable, but were unable to locate the note. Please revise to include Note 7.

The Company has amended the financial statements to include the missing Note 7.

7

Statements of Cash Flow, page F-1

7.	Please provide us with reconciliations of the changes in "Advances to related party" and in "Accrued expenses due to related parties" line items as presented in your balance sheets on page F-1C to the amounts disclosed in your statements of cash flows on page F-1F and your supplemental disclosure of non-cash financing activity in Note 3.

The requested reconciliations are being included as tables included in this Correspondence below:

		Chase Bank	Advances - Related Party	Intercompany - CM Solution	Accrued Expenses Due Related Party	Equity	P&L
BB	Beginning Balance	50	229,920	100	(173,222)

CR	Cash Received	10,030	-	-	(5,000)	(30)	(5,000)
CD	Cash Disbursed	(10,030)	-	-	5,000	30	5,000
P	P&L Accruals	-	-	2,677	(44,242)	-	44,242
R	Reclassifications	-	(229,920)	73,187	229,920	-	-
IC	Interco Writeoff	-	-	(75,964)	(12,451)	-	12,451
	Miscellaneous				(5)		5

EB	Ending Balance	50	-	-	0	-	56,698

Agrees to write down of intercompany receivable on cash flow statement

(44,242)	Sum of all purple numbers = $44,242. This agrees to change in accrued expenses due related parties on cash flow statement

		Chase Bank	Advances - Related Party	Inter- company - CM Solution	Freeborn & Peters	A/P - Other	Accrued Interest	F&P-Accr Credit	Inter- company A/P:CMS	Inter- company A/P:CM	Equity	P&L
BB	Beginning Balance	50	229,920	100	(92,819)			20,572	(4,568)	(96,508)

CR	Cash Received	10,030	-	-	-	-	-	-	(5,000)	-	(30)	(5,000)
CD	Cash Disbursed	(10,030)	-	-	-	-	-	-	5,000	-	30	5,000
P	P&L Accruals	-	-	2,677	(105,429)	(4,810)	5	75,937	(10,075)	(2,548)	-	44,242
R	Reclassifications	-	(229,920)	73,187	65,065	4,000	-	(20,572)	11,733	96,508	-	-
IC	Interco Writeoff	-	-	(75,964)	133,183	810	-	(75,937)	2,910	2,548	-	12,451
	Miscellaneous						(5)					5

EB	Ending Balance	50	-	-	-	-	-	-	-	0	-	56,698

75,964	Sum of all purple numbers = $75,964. This is disclosed in Note 3 as the amount of the receivable used to offset intercompany payables

(2,548)	Sum of all green numbers = $2,548. This is disclosed in Note 3 as the payable to CoolMellon, LLC prior to the offset of payables + receivables and write off of the residual

(60,961)	Sum of all maroon numbers = $60,961. This is disclosed in Note 3 as the payable to CM Solutions, LLC prior to the offset of payables + receivables and write off of the residual

8

8.	As a related matter, we note your disclosure on page F-1F that for the year ended December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to Company accrued expenses in the amount of $222,168. We further note that you had accrued expenses due to related parties of $173,223 at December 31, 2018 in addition to incurring $56,697 of operating expenses during the year ended December 31, 2019 for a total of $229,920. Given the fact that the balance of advances to related party was reduced from $229,920 at December 31, 2018 to $0 at December 31, 2019, please explain how the remaining $7,752 was accounted for.

As demonstrated in the reconciliation charts, the Company accounted for the $7,752 in the write-off of the intercompany receivable. Additionally, the Company expanded its footnote to the Statement of Cash Flows on page F-1F to reflect this write-off.

Notes to Financial Statements

3. Related Parties, page F-1

9.	We note your disclosure on page F-1J that as of December 31, 2018, the Company owed CoolMellon LLC $96,508 and CM Solutions LLC $4,568, which totals, $101,076. We also note your disclosure that as of December 31, 2019, the Company owed CoolMellon LLC $2,547 and CM Solutions LLC $60,966, which totals $63,513, and that these payables were satisfied by offsetting a receivable in the amount of $75,964 from CM Solutions LLC leaving the net due from CM Solutions LLC and CoolMellon LLC a total of $12,449. These balances of $101,076 and $12,449 at December 31, 2018 and 2019, respectively, do not reconcile to the balance sheet which states that the balance of accrued expenses due to related parties was $173,223 and $0 as of these same period ends. Please explain and revise your disclosure as necessary. In preparing your revised disclosures, please consider including separate tabular rollforwards for each period presented, detailing the activity in accrued expenses due to CoolMellon LLC and CM Solutions LLC and ensuring all amounts can be reconciled to other relevant sections of the financial statements (i.e., balance sheet, income statement, statement of cash flows, Note 5 and Note 7 to the financial statements).

9

The Company has amended its disclosure on Page F-1J to identify a receivable that was not included in the disclosure in error. By including that receivable, the figures in the financial statements reconcile, as demonstrated in the table below:

		Chase Bank	Advances - Related Party	Accrued Expenses Due Related Party	Equity	P&L
BB	Beginning Balance	50	229,920	(173,222)

CR	Cash Received	10,030	-	(5,000)	(30)	(5,000)
CD	Cash Disbursed	(10,030)	-	5,000	30	5,000
P	P&L Accruals	-	-	(44,242)	-	44,242
R	Reclassifications	-	(229,920)	229,920	-	-
IC	Interco Writeoff	-	-	(12,451)	-	12,451
	Miscellaneous			(5)		5

EB	Ending Balance	50	-	0	-	56,698

Net intercompany asset at 12/31/2018	56,698

Per revised FN #3
At 12/31/2018, owed from (owed to):	(96,508)
CoolMellon	153,206
CM Solutions	56,698

Reported 2019 Net Loss	(56,693)

4. Private Investment Agreements, page F-1

10.	We note your disclosure on page F-1J that the Private Investment Agreements (“PIAs”) include a one-time option to convert their respective investment into cash or CERES Tokens. Please tell us what consideration you have given as to whether the conversion feature represents an embedded derivative that would require bifurcation under the guidance of FASB ASC subtopic 815-40 or whether the guidance of FASB ASC subtopic 470-20 relating to debt with contingent conversion features may be applicable.

The Company evaluated whether the conversion feature represents an embedded derivative relaying on FASB ASC subtopic 815-40 and FASB ASC subtopic 470-20. Its analysis is presented below:

FASB ASC 815-40

FASB ASC subtopic 815-40 provides guidance on accounting for embedded derivatives. However, before applying the accounting prescriptions provided by 815-40 to the conversion feature embedded in the Private Investment Agreements (PIAs), we have to determine whether, under the guidance of the broader topic ASC 815, whether that conversion feature satisfies the definition of an embedded derivative. If it does, we will analyze further what the accounting literature tells us to do; if it does not, we will not perform that analysis.

10

For sake of completeness, the conversion feature is better described as a one-time option to convert the holder’s respective investment into cash or CERES Tokens

We first assess whether the conversion option satisfies the definition of an embedded derivative. Per ASC 815-15-20, an embedded derivative is:

“Implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by a contract in a manner similar to a derivative instrument.”

Applying that criteria to the PIA options:

1.	The option is explicitly stated in the PIA agreement (satisfies the “terms” requirement)

2.	The PIA holder has the option to convert into cash (which would affect the cash flows)

3.	The option granted is consistent in characteristics (“manner”) with a derivative instrument

Thus, the evidence indicates that the option is indeed an embedded derivative. Accordingly, the next determination is whether the embedded derivative requires bifurcation – in other words, separate valuation and accounting from the PIA itself.

FASB ASC 815-25-1 discusses the criteria for bifurcation:

“An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a)	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b)	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c)	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Subtopic 815-10 and this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)”

Note that all of the above criteria must be satisfied to bifurcate the derivative. If even one criterion is violated, the embedded derivative shall not be separated (“bifurcated”) from the host contract.

An important note before we begin the analysis is that as of the balance sheet date, December 31, 2019, the CERES Tokens did not exist. Thus, while the PIA grants the holder the option of converting into cash or Tokens, no Tokens existed nor were required to be created if a holder exercised his/her option. The only other conversion the holder owned was to convert into cash. This fails test a) above, since the characteristics of the derivative are closely related to the characteristics of the host contract (since the host contract is debt and can be settled dollar-for-dollar). Thus, test a) is failed and bifurcation would not be required.

11

Test c) also fails. In order to fail, we must show that if the embedded derivative were separate from the contract, it would not satisfy the definition of a derivative. FASB ASC 815-10-15-83 defines a derivative:

“A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a)	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings

2.	One or more notional amounts or payment provisions or both.

b)	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c)	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.

2.	It can readily be settled net by a means outside the contract.

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

First, the contract fails test (a)(1) given that the Tokens do not exist at December 31, 2019, there is no underlying. In addition, it fails test (c)(3) as the holder only has the option to convert into cash. As such, the conversion into cash does not result in an economic position dissimilar to the holder’s current position.

Accordingly, we conclude that the embedded derivative, if stripped out of the host contract, would not meet the definition of a derivative. As such, this is another reason why it does not require bifurcation in the financial statements.

12

FASB ASC 470-20

Here we are asked whether the conversion feature in the PIAs falls under the accounting purview of FASB ASC 470-20, which covers debt with contingent conversion features.

Whether or not ASC 470-20 applies to this feature can be found by reference to ASC 470-20-25-10, which discusses when to apply the guidance on debt with contingent conversion features. ASC 470-20-25-10 says:

“The guidance in paragraph 470-20-25-12 addresses debt instruments that have both of the following characteristics:

a)	The debt instrument is convertible into common stock of the issuer or an affiliated entity at a specified price at the option of the holder.

b)	The debt instrument is sold at a price or has a value at issuance not significantly in excess of the face amount”

Here we see that both tests must be satisfied to apply the guidance.

The first test is failed; while the debt instrument (i.e. the PIAs) are convertible, the holder has two options: cash or Tokens. In our response to item #4, we discussed that the Tokens do not satisfy the definition of equity under accounting principles generally accepted in the United States of America. Accordingly, we conclude that test a) is failed since the PIA holders do not have the ability or option to convert into equity.

As such, our consideration of ASC 470-20 ends here, since the instrument is scoped out.

5. CM Solutions LLC Unsecured Revolving Promissory Note, page F-1

11.	Please revise your disclosure on page F-1J to include a tabular rollforward of your Advances to Related Party for each period presented, ensuring that all amounts can be reconciled to other relevant sections of the financial statements (i.e., balance sheet, income statement, statement of cash flows, Note 3 and Note 7 to the financial statements).

13

The Company is providing the Commission with a table reflecting the calculated values related to its related party transaction with this correspondence. The Company believes that the additional disclosures included within the financial statements noted above alleviate any potential confusion on the part of investors, and that inclusion of the below table would be inappropriate:

		Chase Bank	Advances - Related Party	Inter- company - CM Solution	Freeborn & Peters	A/P - Other	Accrued Interest	F&P- Accr Credit	Inter- company A/P:CMS	Inter- company A/P:CM	Equity	P&L
BB	Beginning Balance	50	229,920	100	(92,819)			20,572	(4,568)	(96,508)

CR	Cash Received	10,030	-	-	-	-	-	-	(5,000)	-	(30)	(5,000)
CD	Cash Disbursed	(10,030)	-	-	-	-	-	-	5,000	-	30	5,000
P	P&L Accruals	-	-	2,677	(105,429)	(4,810)	5	75,937	(10,075)	(2,548)	-	44,242
R	Reclassifications	-	(229,920)	73,187	65,065	4,000	-	(20,572)	11,733	96,508	-	-
IC	Interco Writeoff	-	-	(75,964)	133,183	810	-	(75,937)	2,910	2,548	-	12,451
	Miscellaneous						(5)					5

EB	Ending Balance	50	-	-	-	-	-	-	-	0	-	56,698

75,964	Sum of all purple numbers = $75,964. This is disclosed in Note 3 as the amount of the receivable used to offset intercompany payables

(2,548)	Sum of all green numbers = $2,548. This is disclosed in Note 3 as the payable to CoolMellon, LLC prior to the offset of payables + receivables and write off of the residual

(60,961)	Sum of all maroon numbers = $60,961. This is disclosed in Note 3 as the payable to CM Solutions, LLC prior to the offset of payables + receivables and write off of the residual

Ties to reported 2019 net loss

Ties to ending cash per balance sheet and cash flow statement

Ties to Note 7 as amount disclosed as intercompany writeoff

(96,508)	Ties to Note 3 as amount due to CoolMellon, LLC as of 12/31/2018

153,206	Ties to Note 3 as amount due from CM Solutions, LLC as of 12/31/2018

Thank you again for the opportunity to respond to your questions to the Offering Statement of CERES Coin LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP

cc: Charlie Uchill

Board Member and COO

CERES Coin LLC

c/o CM Solutions LLC

39W462 Baert Lane

St. Charlies, IL 60175

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